================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                _________________

                                   SCHEDULE TO
                                  (RULE 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                _________________

                              NEUBERGER BERMAN INC.
                       (Name of Subject Company (Issuer))

                              NEUBERGER BERMAN INC.
                          LEHMAN BROTHERS HOLDINGS INC.
                       (Names of Filing Persons (Issuer))

           Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior)
                         (Title of Class of Securities)

                                   641234 AA7
                                   641234 AC3
                      (CUSIP Number of Class of Securities)

       Kevin Handwerker, Esq.                   Jeffrey A. Welikson, Esq.
       Senior Vice President,                   Vice President/Secretary
    Secretary and General Counsel             Lehman Brothers Holdings Inc.
        Neuberger Berman Inc.                  399 Park Avenue, 11th Floor
          605 Third Avenue                       New York, New York 10022
      New York, New York 10158                        (212) 526-7000
           (212) 476-9000


                 (Name, address, and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                                 with a copy to:
                             Andrew R. Keller, Esq.
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

                                _________________

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                            CALCULATION OF FILING FEE

Transaction Valuation*: $146,542,801.90          Amount of Filing Fee**: $11,856

------------------------------------------------------------
* Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior), as described herein, is $881.53 per $1,000 principal amount at maturity outstanding. As of November 14, 2003, there was approximately $166,235,000 in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of $146,542,801.90.

** The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $80.90 for each $1,000,000 of the value of the transaction.

|_| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

       Amount Previously Paid: Not applicable       Filing Party: Not applicable
       Form or Registration No.: Not applicable     Date Filed: Not applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

       |_| third-party tender offer subject       |_| going-private transaction
           to 14d-1.                                  subject to Rule 13e-3.

       |X| issuer tender offer subject to         |_| amendment to Schedule 13D
           Rule 13e-4.                                under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the right of the Holders of the Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior) originally issued by Neuberger Berman Inc. ("Old Neuberger") on May 4, 2001 (the "Securities") to cause Neuberger Berman Inc. (formerly known as Ruby Acquisition Company), a Delaware corporation ("New Neuberger"), to purchase, in whole or in part, their Securities upon the terms and subject to the conditions described herein. The Securities were issued pursuant to an Indenture, dated as of May 4, 2001, as supplemented by the First Supplemental Indenture, dated as of May 2, 2002, as further supplemented by the Second Supplemental Indenture, dated as of November 1, 2002, between Old Neuberger and The Bank of New York, a New York banking corporation, as trustee (the "Trustee") (collectively, the "Original Indenture").

         On October 31, 2003, Old Neuberger was merged with and into New Neuberger (the "Merger"), pursuant to the terms of the Agreement and Plan of Merger, dated as of July 21, 2003, as amended by the First Amendment to Agreement and Plan of Merger, dated as of September 22, 2003, among Lehman Brothers Holdings Inc., a Delaware corporation ("Holdings"), New Neuberger and Old Neuberger (the "Merger Agreement"), with New Neuberger surviving the Merger as a direct wholly owned subsidiary of Holdings. On October 31, 2003, New Neuberger, Old Neuberger, Holdings and the Trustee entered into a Third Supplemental Indenture (the "Third Supplemental Indenture"), pursuant to which New Neuberger succeeded to, and was substituted for all the rights and obligations of, Old Neuberger under the Original Indenture. The Original Indenture, as supplemented by the Third Supplemental Indenture, is referred to herein as the "Indenture." Capitalized terms used herein without definition have the meanings assigned to them in the Indenture.

         By virtue of the Merger, a Change in Control (as defined in the Indenture) has occurred. On November 17, 2003, pursuant to the requirements of the Indenture, New Neuberger transmitted a Change in Control Notice to the Trustee and each Holder. As a result of the Change in Control, each Holder of Securities has the option to require New Neuberger to repurchase, in whole or in part, his Securities on Tuesday, December 16, 2003, at a price equal to the Issue Price plus accrued Original Issue Discount plus accrued and unpaid interest (the "Put Option"), as more fully described in, and upon the terms and subject to the conditions set forth in, the Indenture, the Securities, the Change in Control Notice and the related offer materials filed as Exhibits to this Schedule TO. (The Change in Control Notice and related offer materials, as amended or supplemented from time to time, are collectively referred to as the "Put Option Materials").

          Pursuant to the terms of the Merger Agreement, each share of common stock, par value $0.01 per share, of Old Neuberger outstanding immediately prior to the effective time of the Merger, was converted into the right to receive (a) $9.49 in cash without interest and (b) 0.4741 shares of common stock, par value $0.10 per share, of Holdings (the "Merger Consideration").

         The Put Option will expire at 5:00 p.m., New York City time, on Monday, December 15, 2003. This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The term "Liquid Yield Option" is a trademark of Merrill Lynch & Co., Inc.

Items 1 through 9.

         By virtue of the Third Supplemental Indenture, New Neuberger succeeded to, and was substituted for all of the rights and obligations under the Indenture of, Old Neuberger as the issuer of the Securities. Accordingly, New Neuberger is obligated to purchase, at the option of the Holders, any or all of the Securities if tendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Securities and the Put Option Materials. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option Materials is incorporated by reference into this Schedule TO.

         In addition, as a result of the Merger, each $1,000 Principal Amount at Maturity of the Securities is convertible at any time until November 17, 2003, into cash and stock equal to $131.80 and 6.5843 shares of

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common stock, par value $0.10 per share, of Holdings (the "Conversion Amount").
Notice of the commencement of such conversion right was transmitted to the Trustee and each Holder and filed with the SEC as an exhibit to Old Neuberger's Current Report on Form 8-K on October 16, 2003. Notice of the adjustment of the Conversion Amount to reflect the Merger Consideration as described above was transmitted to the Trustee and each Holder on November 4, 2003. The Securities, when and if they may otherwise become convertible in the future, will be convertible into the Conversion Amount, subject to further adjustment in certain events as described in the Indenture and the Securities.


         On November 3, 2003, New Neuberger solicited consents from holders of the Securities that are institutional accredited investors with respect to an amendment to the Indenture that would replace New Neuberger's obligations to deliver financial information, including the obligation to deliver to the Trustee the annual, quarterly and other reports that it is required to file with the Securities and Exchange Commission (the "SEC") pursuant to Sections 13 or 15(d) of the Exchange Act with similar obligations of Holdings. The consent solicitation expired on November 13, 2003; however, New Neuberger intends to extend the deadline. If this amendment were effected, Holdings would provide a full and unconditional guarantee of New Neuberger's payment obligations under the Securities. No assurance can be given that the necessary consents to effect this amendment will be received.

         New Neuberger maintains its principal executive offices at 605 Third Avenue, New York, New York 10158. The telephone number there is (212) 476-9000. Holdings maintains its principal executive offices at 745 Seventh Avenue, New York, New York 10019. The telephone number there is (212) 526-7000.

Item 10.  Financial Statements.

         (a) Pursuant to Instruction 2 in Item 10 to Schedule TO, New Neuberger believes that its financial condition is not material to a holder's decision whether to put the Securities to New Neuberger because the consideration being paid to holders surrendering Securities consists solely of cash, the Put Option is not subject to any financing conditions, and the Put Option applies to all outstanding Securities. Additionally, Holdings, New Neuberger's direct corporate parent, is a public reporting company under Section 13(a) or 15(d) of the Exchange Act, and Old Neuberger was, and New Neuberger will continue to be for the remainder of the current fiscal year, a public reporting company under
Section 13(a) or 15(d) of the Exchange Act. Each of Holdings, Old Neuberger and New Neuberger files or did file, as the case may be, all of their respective reports electronically on EDGAR.

         (b) Not applicable.

Item 11. Additional Information.

         (a) Not applicable.

         (b) Not applicable.


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Item 12.  Exhibits.

(a)(1)(A) Change in Control Notice to Holders of Neuberger Berman Inc. Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior), dated November 17, 2003.
(a)(1)(B)    Form of Change in Control Purchase Notice.
(a)(1)(C)    Form of Notice of Withdrawal.
(a)(1)(D)    Form W-9.
(a)(5)(A)    Press Release, dated November 17, 2003, of Neuberger Berman Inc.
(b)          Not applicable.
(d)(1) Indenture, dated as of May 4, 2001, between Old Neuberger and the Trustee, relating to the Securities, incorporated by reference to
             Exhibit 4.3 to Old Neuberger's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2001, as filed with the Securities and Exchange Commission on May 15, 2001.
(d)(2) First Supplemental Indenture to the Indenture, dated as of May 2, 2002, between Old Neuberger and the Trustee, incorporated by reference to Exhibit 4.5 to Old Neuberger's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2002, as filed with the Securities and Exchange Commission on May 15, 2002.
(d)(3) Second Supplemental Indenture to the Indenture, dated as of November 1, 2002, between Old Neuberger and the Trustee, incorporated by reference to the exhibits filed with Old Neuberger's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 1, 2002.
(d)(4)       Third Supplemental Indenture to Indenture, dated as of October
             31, 2003, between Old Neuberger, New Neuberger, Holdings and the Trustee, incorporated by reference to Exhibit 4.1 to Old Neuberger's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 31, 2003.
(g)          Not applicable.
(h)          Not applicable.

Item 13. Information Required by Schedule 13E-3.

         (a) Not applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              NEUBERGER BERMAN INC.


                                              By: /s/ Maxine Gerson
                                                  ----------------------------
                                                  Name: Maxine Gerson
                                                  Title: Assistant Secretary

                                              LEHMAN BROTHERS HOLDINGS INC.


                                              By: /s/ Barrett S. DiPaolo
                                                  ----------------------------
                                                  Name: Barrett S. DiPaolo
                                                  Title: Vice President


Dated: November 17, 2003


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                                  EXHIBIT INDEX

(a)(1)(A) Change in Control Notice to Holders of Neuberger Berman Inc. Liquid Yield Option(TM) Notes due 2021 (Zero Coupon-Senior), dated November 17, 2003.
(a)(1)(B)    Form of Change in Control Purchase Notice.
(a)(1)(C)    Form of Notice of Withdrawal.
(a)(1)(D)    Form W-9.
(a)(5)(A)    Press Release, dated November 17, 2003, of Neuberger Berman Inc.
(b)          Not applicable.
(d)(1) Indenture, dated as of May 4, 2001, between Old Neuberger and the Trustee, relating to the Securities, incorporated by reference to
             Exhibit 4.3 to Old Neuberger's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2001, as filed with the Securities and Exchange Commission on May 15, 2001.
(d)(2) First Supplemental Indenture to the Indenture, dated as of May 2, 2002, between Old Neuberger and the Trustee, incorporated by reference to Exhibit 4.5 to Old Neuberger's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2002, as filed with the Securities and Exchange Commission on May 15, 2002.
(d)(3) Second Supplemental Indenture to the Indenture, dated as of November 1, 2002, between Old Neuberger and the Trustee, incorporated by reference to the exhibits filed with Old Neuberger's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on November 1, 2002.
(d)(4)       Third Supplemental Indenture to Indenture, dated as of October
             31, 2003, between Old Neuberger, New Neuberger, Holdings and the Trustee, incorporated by reference to Exhibit 4.1 to Old Neuberger's Current Report on Form 8-K, as filed with the Securities and Exchange Commission on October 31, 2003.
(g)          Not applicable.
(h)          Not applicable.


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